UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2010

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Press Release

1

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization

ISO 9001:2008

Highlights

The main figures obtained by Bradesco in the first half of 2010 are presented below:

1.   Adjusted Net Income(1) in the period of R$4.602 billion (up 16.4% from R$3.952 billion in the first half of 2009), corresponding to R$2.19 per share in the last 12 months and Return on Average Equity(2) of 22.8%.

2.   Adjusted Net Income was composed of R$3.198 billion from financial activities, which represented 69% of the total, and R$1.404 billion from insurance, private pension and savings bond activities, which accounted for 31% of the total.

3.   On June 30, 2010, Bradesco's market capitalization stood at R$87.9 billion(3), while the price of preferred shares rose by 10.3%(4) in the last 12 months.

4.   Total Assets stood at R$558.100 billion in June 2010, an increase of 15.7% from the balance in the same period of 2009, while Return on Average Assets was 1.7%.

5.   The Total Loan Portfolio(5) stood at R$244.788 billion in June 2010, up 15.0% from the same period in 2009. Operations with individuals totaled R$89.648 billion (up 20.7%), while operations with corporate clients totaled R$155.141 billion (up 12.0%).

6.   Total Funding and Assets under Management stood at R$767.962 billion, an increase of 18.6% from June 2009.

7.   Shareholders' Equity was R$44.295 billion in June 2010, up 18.8% from a year earlier. Meanwhile, the Capital Adequacy Ratio (Basel II) stood at 15.9%, of which 13.9% under Tier I Capital.

8.   In the first half of 2010, R$3.290 billion in Interest on Shareholders' Equity and Dividends was paid to shareholders and provisioned, of which R$1.538 billion was related to the net income in the period (R$792 million as monthly and interim dividends and R$746 million provisioned) and R$1.752 billion was related to fiscal year 2009 (R$43 million paid on January 4, 2010 and an additional payment of R$1.709 billion made on March 9, 2010).

9.   The Efficiency Ratio(6) stood at 42.0% in June 2010 (41.5% in June 2009).

10. Insurance Premiums Written, Social Security Contributions and Savings Bond Revenue reached a combined total of R$14.359 billion in the first six months of 2010. Technical provisions stood at R$79.308 billion, representing 31.4% of Brazil's insurance industry (period: May 2010). Bradesco's Insurance Group serves nearly 34 million clients, participants and insured individuals.

11. Investments in infrastructure, information technology and telecommunications amounted to R$1.707 billion in the first half of 2010, up 5.6% from the same period of 2009.

12. In the first six months of 2010, taxes and contributions, including social security, paid or provisioned, amounted to R$7.087 billion, of which R$3.203 billion corresponded to taxes withheld and collected from third parties, and R$3.884 billion to taxes levied on the activities of Bradesco Organization in the first half of 2010, equivalent to 84.4% of Adjusted Net Income.

13. Banco Bradesco has an extensive customer service network throughout Brazil, with 6,283 Branches, PAB mini-branches and PAAs (3,476 Branches, 1,215 PABs and 1,592 PAAs). Customers can also use 1,565 PAEs, 31,387 ATMs in the Bradesco Dia&Noite (Day&Night) network, 23,190 Bradesco Expresso service points, 6,177 Banco Postal branches and 8,379 ATMs in the Banco24Horas network.

(1) According to the non-recurring events described on page 8 of the Report on Economic and Financial Analysis; (2) Excludes the effects from asset valuation adjustments registered under Shareholders' Equity; (3) R$96.1 billion based on the total number of shares (less treasury shares) x closing quote for the preferred shares on last day in the period (most liquid share); (4) Considering the reinvestment of dividends/interest on equity; and (5) Includes Sureties and Guarantees, prepayment of credit card receivables and loan assignment (FIDC and CRI); and (6) Last 12 months.

14. In the first half of 2010, salaries plus payroll charges and benefits totaled R$3.682 billion. Benefits provided to the 89,204 employees of Bradesco Organization and their dependents amounted to R$841.433 million, while investments in training and development programs totaled R$37.825 million.

15. In April 2010, Bradesco and Banco do Brasil signed a Memorandum of Understanding to enter into a partnership to manage a Brazilian brand of credit, debt and prepaid cards for both account holders and customers without accounts at the Bank, called "Elo", which will, among other activities, also create new business opportunities for private-label cards.

16. In June 2010, Bradesco completed the acquisition of controlling interest in Ibi Services S. de R.L. México (Ibi México) and RFS Human Management S. de R.L., Ibi México's subsidiary, for approximately R$297 million. The transaction comprises a 20-year partnership with C&A México S. de R.L. (C&A México).

17. In July 2010, Bradesco concluded the acquisition of 2.09% of capital in Cielo S.A. for R$431.7 million, and 10.67% of the capital in Companhia Brasileira de Soluções e Serviços CBSS for R$141.4 million.

18. Main Awards and Recognitions in the second quarter of 2010:

   · Bradesco was the first financial institution to win the "Modern Consumer Award of Excellence in Customer Service", in three categories: Retail Bank, Premium Bank and Credit Cards (Consumidor Moderno magazine / GKF);

   · Grupo Bradesco de Seguros e Previdência was the highlight in the 7th edition of the "Prêmio Segurador Brasil" (Brazilian Insurer Award), receiving recognition in seven categories (Editora Brasil Notícias);

   · Bradesco is the largest private Brazilian group among the 100 largest companies on the planet (Ranking-Forbes 2000);

   · Bradesco is the private company and financial institution with the most valuable brand in Brazil, which was appraised at R$14.9 billion, based on a study conducted by the specialized consulting firm BrandAnalytics/Millward Brown (IstoÉ Dinheiro magazine).

   · Bradesco is the best stock fund manager according to a survey conducted by Standard & Poor's (ValorInveste magazine); and

   · The 2008 Bradesco Sustainability Report was the winner of the GRI Reader's Choice Awards 2010 in the Most Effective Report Category (Global Reporting Initiative).

19. On the sustainability front, Bradesco divides its actions into three pillars: (i) Sustainable Finances, with a focus on banking inclusion, social and environmental variables for loan approvals and offering social and environmental products; (ii) Responsible Management, focused on valuing professionals, improving the workplace and adopting eco-efficient practices; and (iii) Social and Environmental Investments, focusing on education, the environment, culture and sports. The highlight in this area is Fundação Bradesco, which for 53 years has been developing a broad social and educational program that operates 40 schools across Brazil. In 2010, a R$268.010 million budget will provide over 660 thousand service events, of which 112 thousand were provided to students in its own schools. In addition, the more than 50 thousand basic education students also receive, at no charge, uniforms, school supplies, meals and health and dental assistance. Over 550 thousand students will be served through the Virtual School, its e-learning portal, through the Digital Inclusion Centers (CIDs) and through programs conducted under strategic partnerships, like Educa+Ação.

Key Statistics

	2Q10	1Q10	4Q09	3Q09	2Q09	1Q09	4Q08	3Q08	Variation %
									2Q10 x 1Q10	2Q10 x 2Q09
Statement of Income for the Period - R$ million
Net Income	2,405	2,103	2,181	1,811	2,297	1,723	1,605	1,910	14.4	4.7
Adjusted Net Income	2,455	2,147	1,839	1,795	1,996	1,956	1,806	1,910	14.3	23.0
Total Financial Margin	8,047	7,689	7,492	7,587	7,560	7,115	5,924	5,674	4.7	6.4
Gross Loan Financial Margin	5,757	5,630	5,373	5,150	4,979	4,576	4,256	4,081	2.3	15.6
Net Loan Financial Margin	3,596	3,442	2,678	2,242	1,861	1,814	2,368	2,410	4.5	93.2
Expenses with Allow ance for Loan Losses	(2,161)	(2,188)	(2,695)	(2,908)	(3,118)	(2,762)	(1,888)	(1,671)	(1.2)	(30.7)
Fee and Commission Income	3,253	3,124	3,125	2,857	2,911	2,723	2,698	2,698	4.1	11.7
Administrative and Personnel Expenses	(4,976)	(4,767)	(4,827)	(4,485)	(4,141)	(4,007)	(4,230)	(4,019)	4.4	20.2
Premiums from Insurance, Private Pension Plans Contribution and Income from Savings Bonds	7,163	7,196	8,040	6,685	6,094	5,514	6,204	5,822	(0.5)	17.5
Balance Sheet - R$ million
Total Assets	558,100	532,626	506,223	485,686	482,478	482,141	454,413	422,662	4.8	15.7
Securities	156,755	157,309	146,619	147,724	146,110	130,816	131,598	132,373	(0.4)	7.3
Loan Operations (1)	244,788	235,238	228,078	215,536	212,768	212,993	213,602	195,604	4.1	15.0
- Individuals	89,648	86,012	82,085	75,528	74,288	73,694	73,646	69,792	4.2	20.7
- Corporate	155,141	149,226	145,993	140,008	138,480	139,299	139,956	125,812	4.0	12.0
Allowance for Loan Losses (PLL)	(15,782)	(15,836)	(16,313)	(14,953)	(13,871)	(11,424)	(10,263)	(9,136)	(0.3)	13.8
Total Deposits	178,453	170,722	171,073	167,987	167,512	169,104	164,493	139,170	4.5	6.5
Technical Provisions	79,308	77,685	75,572	71,401	68,829	66,673	64,587	62,888	2.1	15.2
Shareholders' Equity	44,295	43,087	41,754	38,877	37,277	35,306	34,257	34,168	2.8	18.8
Funds Raised and Managed	767,962	739,894	702,065	674,788	647,574	640,876	597,615	570,320	3.8	18.6
Performance Indicators (%) on Adjusted Net Income (except w hen otherw ise stated)
Adjusted Net Income per Share - R$ (2)	2.19	2.07	2.02	2.04	2.06	2.07	2.04	2.07	5.8	6.3
Book Value per Share (Common and Preferred) - R$	11.77	11.45	11.10	10.49	10.04	9.51	9.22	9.20	2.8	17.2
Annualized Return on Average Shareholders' Equity (3)(4)	22.8	22.2	20.3	21.5	23.3	24.1	23.8	25.4	0.6 p.p	(0.5) p.p
Annualized Return on Average Assets (4)	1.7	1.7	1.6	1.6	1.7	1.7	1.9	2.0	-	-
Average Rate - (Adjusted Financial Margin / Total Average	8.2	8.1	8.1	8.3	8.2	7.8	7.0	7.4	0.1 p.p	-
Assets - Repos - Permanent Assets) Annualized
Fixed Assets Ratio - Total Consolidated	20.9	19.8	18.6	15.4	15.1	14.1	13.5	17.6	1.1 p.p	5.8 p.p
Combined Ratio - Insurance (5)	84.7	85.2	85.3	88.9	85.5	86.2	89.7	84.4	(0.5) p.p	(0.8) p.p
Efficiency Ratio (ER) (2)	42.0	41.2	40.5	40.9	41.5	42.5	43.3	43.0	0.8 p.p	0.5 p.p
Coverage Ratio (Fee and Commission Income/Administrative and Personnel Expenses)(2)	64.9	66.0	66.5	66.4	67.3	67.2	68.4	70.4	(1.1) p.p	(2.4) p.p
Market Capitalization - R$ million (6)	87,887	100,885	103,192	98,751	81,301	65,154	65,354	88,777	(12.9)	8.1
Loan Portfolio Quality % (7)
PLL / Loan Portfolio	7.6	8.0	8.5	8.3	7.7	6.3	5.7	5.5	(0.4) p.p	(0.1) p.p
Non-Performing Loans (>60 days (8) / Credit Portfolio)	4.9	5.3	5.7	5.9	5.6	5.2	4.4	4.0	(0.4) p.p	(0.7) p.p
Delinquency Ratio (> 90 days (8)/ Loan Portfolio)	4.0	4.4	4.9	5.0	4.6	4.2	3.4	3.4	(0.4) p.p	(0.6) p.p
Coverage Ratio (> 90 days (8))	188.5	180.8	174.6	166.5	169.1	152.4	165.6	163.6	7.7 p.p	19.4 p.p
Coverage Ratio (> 60 days (8))	155.8	151.3	148.6	139.4	137.9	122.3	130.7	135.7	4.5 p.p	17.9 p.p
Operating Limits %
Capital Adequacy Ratio - Total Consolidated (9)	15.9	16.8	17.8	17.7	17.0	16.0	16.1	15.6	(0.9) p.p	(1.1) p.p
- Tier I	13.9	14.3	14.8	14.3	14.3	13.2	12.9	12.5	(0.4) p.p	(0.4) p.p
- Tier II	2.1	2.6	3.1	3.5	2.8	2.9	3.3	3.3	(0.5) p.p	(0.7) p.p
- Deductions	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.2)	-	-

	Jun10	Mar10	Dec09	Sep09	Jun09	Mar09	Dec08	Sep08	Variation %
									Jun10 x Mar10	Jun10 x Jun09
Structural Information - Units
Service Points	49,154	46,570	44,577	42,563	41,003	39,275	38,027	35,924	5.5	19.9
- Branches	3,476	3,455	3,454	3,419	3,406	3,375	3,359	3,235	0.6	2.1
- Advanced Service Branch (PAAs) (10)	1,592	1,451	1,371	1,338	1,260	1,183	1,032	902	9.7	26.3
- Mini-Branches (PABs) (10)	1,215	1,200	1,190	1,194	1,192	1,184	1,183	1,185	1.3	1.9
- Electronic Service Branch (PAEs) (10)	1,565	1,564	1,551	1,539	1,528	1,512	1,523	1,561	0.1	2.4
- External ATMNetw ork Terminals	3,827	3,664	3,577	3,569	3,516	3,389	3,296	3,074	4.4	8.8
- Banco24Horas ATMNetw ork Terminals (11)	7,358	6,912	6,486	5,980	5,558	5,068	4,732	4,378	6.5	32.4
- Banco Postal (Postal Bank)	6,177	6,110	6,067	6,038	6,011	5,959	5,946	5,924	1.1	2.8
- Bradesco Expresso (Correspondent Banks)	23,190	21,501	20,200	18,722	17,699	16,710	16,061	14,562	7.9	31.0
- Bradesco Promotora de Vendas (Correspondent Banks)	743	702	670	753	822	884	883	1,078	5.8	(9.6)
- Credicerto Promotora de Vendas (Branches)	-	-	-	-	-	-	-	13	-	-
- Branches/Subsidiaries Abroad	11	11	11	11	11	11	12	12	-	-
ATMterminals	39,766	38,772	37,957	37,178	36,430	35,443	34,524	32,942	2.6	9.2
- Ow n	31,387	30,909	30,657	30,414	30,191	29,764	29,218	28,092	1.5	4.0
- Banco24Horas	8,379	7,863	7,300	6,764	6,239	5,679	5,306	4,850	6.6	34.3
Credit and Debit Card (12)- in millions	137.8	135.6	132.9	88.4	86.3	85.2	83.2	81.6	1.6	59.7
Employees (13)	89,204	88,080	87,674	85,027	85,871	86,650	86,622	85,577	1.3	3.9
Employees and Interns	8,913	9,605	9,589	9,606	9,439	9,292	9,077	8,971	(7.2)	(5.6)
Foundation Employees (14)	3,734	3,713	3,654	3,696	3,645	3,674	3,575	3,622	0.6	2.4
Clients - in millions
Checking Accounts	21.9	21.2	20.9	20.7	20.4	20.2	20.1	20.0	3.3	7.4
Savings Accounts (15)	37.1	36.2	37.7	35.1	33.9	34.2	35.8	33.8	2.5	9.4
Insurance Group	33.9	33.8	30.8	30.3	29.1	28.6	27.5	26.8	0.3	16.5
- Policyholders	29.3	29.2	26.3	25.8	24.6	24.1	23.0	22.4	0.3	19.1
- Pension Plan Participants	2.0	2.0	2.0	2.0	2.0	2.0	2.0	1.9	-	-
- Savings Bond Clients	2.6	2.6	2.5	2.5	2.5	2.5	2.5	2.5	-	4.0
Bradesco Financiamentos	3.5	3.8	4.0	4.1	4.0	4.2	4.9	4.9	(7.9)	(12.5)

(1)	Includes sureties and guarantees, advances of credit card receivables and loan assignments (receivables-backed investment funds FIDC and mortgage-backed receivables - CRI);
(2)	In the last 12 months;
(3)	Excludes asset valuation adjustments recorded under Shareholders' Equity;
(4)	Adjusted net income in the period;
(5)	Excluding additional provisions;
(6)	Number of shares (less treasury shares) multiplied by the closing price of common and preferred shares on the period s last trading day;
(7)	Excludes Sureties and Guarantees, advanced payment of credit card receivables and loan assignments (mortgage-backed receivables - FIDC and receivables-backed investment funds - CRI);
(8)	Credits overdue;
(9)	As of the third quarter of 2008, calculated in accordance with the new Basel Capital Accord (BIS II);
(10)	PAB: Branch located on the premises of a company and with Bradesco employees; PAE: ATM located on the premises of a company; PAA: service point located in a municipality without a Bank branch;
(11)

Considering overlapping service points within the Bank s own network: In June 2010 1,547, March 2010 1,490, December 2009 1,455, September 2009 1,452, June 2009 1,431, March 2009 1,379, December 2008 1,313, September 2008 1,218;

(12)	Includes Prepaid, Private Label, Pague Fácil and Banco Ibi as of the fourth quarter of 2009;
(13)	Considering Ibi Promotora Employees: in June 2010 2,142, March 2010 2,187 and December 2009 2,126;
(14)	Fundação Bradesco, Digestive System and Nutritional Disorder Foundation (Fimaden) and Bradesco Sports and Recreation Center (ADC Bradesco); and
(15)	Number of accounts.

Ratings

Main Ratings

Fitch Ratings
International Scale							Domestic Scale
Individual	Support	Domestic Currency		Foreign Currency			Domestic
B/C	3	Long-Term BBB +	Short-Term F2	Long-Term BBB		Short-Term F2	Long-Term AAA (bra)	Short-Term F1 + (bra)

Moody´s Investors Service
Financial Strength	International Scale						Domestic Scale
B -	Foreign Currency Debt	Domestic Currency Deposit		Foreign Currency Deposit			Domestic Currency
	Long-Term Baa2	Long-Term A1	Short-Term P - 1	Long-Term Baa3		Short-Term P-3	Long-Term Aaa.br	Short-Term BR - 1

Standard & Poor's						R&I Inc.	Austin Rating
International Scale - Counterparty Rating				Domestic Scale		International Scale	Corporate Governance	Domestic Scale
Foreign Currency		Domestic Currency		Counterparty Rating		Issuer Rating		Long- Short-	Term Term
Long-Term BBB	Short-Term A - 3	Long-Term BBB	Short-Term A - 3	Long-Term brAAA	Short-Term brA - 1	BBB -	AA	AAA	A -1

On June 30, 2010 the agency Fitch Ratings revised Bradesco's long-term Issuer Default Ratings from Stable to Positive. The Insurer Financial Strength rating attributed to Bradesco Seguros of "BBB+" was also revised from "Stable" to "Positive". These events occurred after Brazil s credit outlook was upgraded from Stable to Positive on the 28th day of the same month.

Book Net Income vs. Adjusted Net Income

The main non-recurring events that influenced book net income in the periods below are presented in the following comparative chart:

	R$ million
	1H10	1H09	2Q10	1Q10
Net Income - Book	4,508	4,020	2,405	2,103
Non-Recurring Events	94	(68)	50	44
- Partial Sale - Cielo	-	(1,999)	-	-
- Additional PLL (1)	-	1,480	-	-
- Records of Tax Credits	(242)	-	-	(242)
- Provision for Tax Contingencies	397	-	-	397
- Provision for Civil Contingencies - Economic Plans	111	414	75	36
- Tax Effects	(172)	37	(25)	(147)
Adjusted Net Income	4,602	3,952	2,455	2,147
ROAE% (*)	22.3	23.7	24.2	21.7
ROAE(ADJUSTED) % (*)	22.8	23.3	24.7	22.2

(*)	Annualized.
(1)	Considering R$1.3 billion in the second quarter of 2009 and R$177 million in the first quarter of 2009, both from credit cards.

Summarized Analysis of Adjusted Income

To improve the understanding, comparability and analysis of Bradesco s results, we use the Adjusted Statement of Income for the analyses and comments contained in this Report on Economic and Financial Analysis, which is obtained from adjustments made to the Book	Statement of Income, and detailed at the end of this Press Release. Note that the Adjusted Statement of Income is the base adopted for the analyses and comments made in chapters 1 and 2 of this report.

	R$ million
	Adjusted Statement of Income
	1H10	1H09	Variation		2Q10	1Q10	Variation
			1H10 x 1H09				2Q10 x 1Q10
			Amount	%			Amount	%
Financial Margin	15,736	14,675	1,061	7.2	8,047	7,689	358	4.7
- Interest	15,069	13,193	1,876	14.2	7,663	7,406	257	3.5
- Non-Interest	667	1,482	(815)	(55.0)	384	283	101	35.7
PLL	(4,349)	(5,880)	1,531	(26.0)	(2,161)	(2,188)	27	(1.2)
Gross Income from Financial Intermediation	11,387	8,795	2,592	29.5	5,886	5,501	385	7.0
Income fromInsurance, Private Pension Plan and Savings Bond Operations (*)	1,369	1,066	303	28.4	786	583	203	34.8
Fee and Commission Income	6,377	5,634	743	13.2	3,253	3,124	129	4.1
Personnel Expenses	(4,358)	(3,760)	(598)	15.9	(2,238)	(2,120)	(118)	5.6
Other Administrative Expenses	(5,385)	(4,388)	(997)	22.7	(2,738)	(2,647)	(91)	3.4
Tax Expenses	(1,483)	(1,202)	(281)	23.4	(734)	(749)	15	(2.0)
Equity in the Earnings (Losses) of Unconsolidated Companies	48	19	29	152.9	19	29	(10)	(34.5)
Other Operating Income/Expenses	(1,138)	(871)	(267)	30.7	(588)	(550)	(38)	6.9
Operating Income	6,817	5,293	1,524	28.8	3,646	3,171	475	15.0
Non-Operating Income	(8)	109	(117)	-	(12)	4	(16)	-
Income Tax / Social Contribution	(2,171)	(1,440)	(731)	50.8	(1,161)	(1,010)	(151)	15.0
Minority Interest	(36)	(10)	(26)	-	(18)	(18)	-	-
Adjusted Net Income	4,602	3,952	650	16.4	2,455	2,147	308	14.3

(*)   Result of Insurance, Private Pension and Savings Bond Operations = Insurance, Private Pension and Savings Bond Retained Premiums Variation in the Technical Provisions of Insurance, Private Pension Plans and Savings Bonds Retained Claims Drawings and Redemption of Savings Bonds Selling Expenses with Insurance Plans, Private Pension Plans and Savings Bonds.

Adjusted Net Income and Profitability

In the second quarter of 2010, Bradesco's Adjusted Net Income was R$2,455 million, an increase of 14.3% or R$308 million from the previous quarter, which was primarily impacted by: (i) the growth in financial margin; (ii) higher fee and commission income; and (iii) higher income from the insurance, private pension and savings bond operations. In the six months ended June 30, 2010, adjusted net income reached R$4,602 million, up 16.4% or R$650 million from the same period in 2009.

The main causes of this result are described below in the analysis of main income statement items, with the consolidation of Banco Ibi s income accounts as of November 2009.

Shareholders Equity was R$44,295 million on June 30, 2010, increasing 18.8% from the same period a year ago. The Capital Adequacy Ratio reached 15.9%, of which 13.9% was under Tier I Capital, and was mainly impacted by the exclusion of the portion related to the build in the Allowance for Loan Losses (PLL).

Total assets stood at R$558,100 million in June 2010, up 15.7% in the last 12 months, driven by the expansion in operations and increased business volume, led by growth in the loan portfolio. Return on Average Assets (ROAA) remained stable at around 1.7%.

Efficiency Ratio (ER)

On a quarterly analysis, ER showed an improvement from 41.9% in the first quarter of 2010 to 41.5% in the second quarter of 2010, due basically to the improvement in financial margin and revenues from the insurance, private pension and savings bond areas.

Regarding the 12-month accumulated ER, the increases seen in the last two quarters are primarily due to outstanding treasury gains in the first and second quarters of 2009, which improved the indicator performance in those periods.

ER calculated on an "adjusted-to-risk" basis better show that this indicator better reflect the reality of presented results, since a clear deterioration of the indicator can be seen over 2009, as a result of the increase in provision for loans; whereas a recovery can be seen as of this year, due to an improvement in delinquency and subsequent reduction in related provision expenses.

(1)

Efficiency Ratio (ER) = (Personnel Expenses Employee Profit Sharing (PLR) + Administrative Expenses / Financial Margin + Fee and Commission Income + Income from Insurance + Equity in the Earnings (Losses) of Unconsolidated Companies + Other Operating Income Other Operating Expenses). Considering the ratio between: (i) total administrative costs (Personnel Expenses + Administrative Expenses + Other Operating Expenses + Tax Expenses not related to revenue generation) and (ii) revenue net of related taxes (not considering Claims Expenses from the Insurance Group), our Efficiency Ratio in the second quarter of 2010 was 42.6%.

(2)	Includes PLL expenses, adjusted by discounts granted, by credit recuperation, by income from the sale of foreclosed assets, among other.

Financial Margin

The R$358 million increase between the second quarter of 2010 and the first quarter of 2010 was due to:

    · the R$257 million increase in income from interest-earning operations, which was basically explained by: (i) greater average volume of loan operations; and (ii) increases in the average rates of securities/other operations and funding; and

    · higher income from non-interest margin, of R$101 million.

In the comparison of the first half of 2010 with the same period of 2009, financial margin improved by R$1,061 million, or 7.2%, driven by:

    · the growth in income from interest-earning operations of R$1,876 million, mainly due to increased income from loan operations, which was positively impacted by the higher business volumes and margins;

and offset by:

    · reduced non-interest margin, of R$815 million, reflecting fewer gains from treasury/securities.

Total Loan Portfolio

In June 2010, Bradesco s loan operations (considering sureties, guarantees, advances of credit card receivables and assignment of receivables-backed investment funds and mortgage-backed securities) totaled R$244.8 billion. This expansion of 4.1% in the quarter is explained by increases of 4.2% in the Individuals portfolio, 6.7% in the SME portfolio and 1.7% in the Large Corporate portfolio.

In the comparison of the first six months of 2010 with the same period of 2009, the portfolio expanded by 15.0%, with growth of 21.4% in the SME portfolio, 20.7% in the Individuals portfolio and 5.0% in the Large Corporate portfolio.

In the Individuals segment, the products registering the strongest growth in the last 12 months were: payroll-deductible loans, credit cards (impacted by the acquisition of Banco Ibi in October 2009), BNDES/Finame onlending operations and vehicle CDC financing. In the Corporate segment, growth was led by BNDES/Finame onlending operations, real estate financing corporate plans, working capital and operations abroad.

Considering other operations with credit risk from the commercial area(1) mainly impacting operations with large corporate clients (debentures and promissory notes), which totaled nearly R$13.8 billion in June 2010 (R$10.5 billion in December 2009), total loan operations would be nearly R$258.6 billion in June 2010 (R$238.6 billion in December 2009), for growth of 8.4% in 2010 and 15.3% in the last 12 months.

(1) For more information, see page 36 of Chapter 2 of this Report.

Allowance for Loan Losses (PLL)

In the second quarter of 2010, expenses with the allowance for loan losses continued to decrease, even after taking into account loan portfolio growth of 4.1%. The reduction in relation to the previous quarter was mainly due to the increased efforts to recover credits, in addition to the decline in delinquency resulting from improved macroeconomic conditions in Brazil. PLL expenses dropped 26.0% in the first half of 2010 versus the same period in 2009, while loan operations grew 15.0% in the same period, thus showing the quality improvement in Bradesco's loan portfolio.

Delinquency Ratio > 90 days

The delinquency ratio for credits more than 90 days overdue decreased for the third consecutive quarter, from 5.1% in September 2009 to 4.0% in June 2010, benefitted by the improved domestic economic scenario, which fueled growth with quality in the loan portfolio and greater recovery of credits. This improvement was seen in all segments and, given the current economic scenario and the same levels of employment and consumption, there are expectations for an improved indicator, however, in lower levels.

Coverage Ratio

The graph below presents the evolution in the coverage ratio of the Allowance for Loan Losses for loans more than 90 days overdue. In June 2010, overdue loans decreased by 4.4%, or R$389 million, leading the coverage ratio to reach 188.5%, the highest level in the data series.

The balance of the Allowance for Loan Losses of R$15.8 billion in June 2010 was composed of: R$12.8 billion in provisions required by the

Central Bank of Brazil and R$3.0 billion in additional provisions, which is considered an adequate level of provisioning. Note that item that increased the most was generic provision, which has preventive features due to the change in customer ratings, not pegged to possible delays.

Results of Insurance, Private Pension and Savings Bond Operations

Net Income in the second quarter of 2010 was R$701 million, for Return on Average Equity of 28.3%, and remained practically stable in comparison with the R$703 million recorded in the first quarter of 2010.

In the first six months of 2010, Net Income was R$1.404 billion, up 9.0% from the same period in 2009 (R$1.288 billion), for Return on Average Equity of 27.4%.

(1) Excludes additional provisions.

	R$ million (except w hen indicated otherw ise)
	2Q10	1Q10	4Q09	3Q09	2Q09	1Q09	4Q08	3Q08	Variation %
									2Q10 x 1Q10	2Q10 x 2Q09
Net Income	701	703	602	607	638	650	550	629	(0.3)	9.9
Insurance Written Premiums, Private Pension Plan	7,163	7,196	8,040	6,685	6,094	5,514	6,204	5,822	(0.5)	17.5
Contributions and Savings Bonds Income (*)
Technical Provisions	79,308	77,685	75,572	71,400	68,828	66,673	64,587	62,888	2.1	15.2
Financial Assets	88,515	86,928	83,733	79,875	76,451	73,059	71,309	73,059	1.8	15.8
Claims Ratio	71.8	73.3	74.3	77.2	73.3	73.7	78.0	72.4	(1.5) p.p	(1.5) p.p
Combined Ratio	84.7	85.2	85.3	88.9	85.5	86.2	89.7	84.4	(0.5) p.p	(0.8) p.p
Policyholders / Participants and Clients (in thousands)	33,908	33,768	30,822	30,339	29,178	28,590	27,482	26,858	0.4	16.2
Market Share fromPremiums fromInsurance,
Private Pension Plan Contribution and Income from	24.6	25.2	24.4	23.5	23.1	23.0	23.8	23.9	(0.6) p.p	1.5 p.p
Savings Bonds (**)

Note: For comparison purposes, we excluded from the calculation of ratios for the first quarter of 2010 the build in Technical Provisions for benefits to be granted Remission (Health), and also excluded from the calculation of combined ratios the effects of RN 206/09, which had an effect on health revenues;

(*)

Excludes the effects of RN 206/09 (ANS) in the total amount of R$372 million (Health), which as of January 2010 extinguished the PPNG (SES), with income from premiums accounted pro-rata temporis. Note that this accounting change did not affect Earned Premiums; and

(**)	2Q10 considers data for May 2010.

In the second quarter of 2010, total revenue from the Insurance Group (insurance premiums written, private pension contributions and savings bond income) remained stable from the previous quarter, especially important improvements recorded in Health and Saving Bonds segments, which offset the seasonal effect of the Life and Pension Plan products.

In the first half of 2010, production grew by 23.7% from the same period in 2009, driven by the high performance of the products Auto; Vida VGBL and Private Pension, and Health, which increased by 28.2%, 24.1% and 22.3% respectively.

Net Income in the second quarter of 2010 remained stable in comparison with the previous quarter, reflecting: (i) the positive impacts generated by the decline in claims in the health, life and basic lines segments; and (ii) lower selling costs; which were offset by: (iii) the behavior of the financial result in the second quarter of 2010, mainly returns on stock funds and multi-asset funds, which were lower than in the previous quarter.

In the first six months of 2010, Net Income was 9.0% higher than in the same period of 2009, reflecting: (i) revenue growth of 23.7% (Brazil's insurance industry grew by 16.0% in the year to May); (ii) reduced claims; and (iii) expenses remaining at the same levels seen in 2009, despite the collective bargaining agreement in January 2010.

The combination of these factors led the efficiency ratio to remain stable and the combined ratio to decline, from 85.8 in June 2009 to 84.9 in June 2010.

Based on figures for the year through May 2010, Net Income from the Insurance Group represented 36.9% of Net Income in Brazil s entire insurance industry and 47.4% of the net income of insurers associated with private banks. (Source: Insurance Superintendence Susep). The technical provisions of the Insurance Group corresponded to 31.4% of the insurance industry in May 2010, according to the Insurance Superintendent (Susep) and the National Supplementary Health Agency (ANS).

In terms of solvency, Grupo Bradesco de Seguros e Previdência is in compliance with Susep rules that took effect on January 1, 2008, and also with international standards (Solvency II). The financial leverage ratio stood at 2.6 times Shareholders Equity.

Fee and Commission Income

In the second quarter of 2010, Fee and Commission Income totaled R$3,253 million, up 4.1% from the previous quarter. This income growth in the quarter was the result of: (i) greater loan operation volumes; (ii) a net increase in the number of checking accounts; and (iii) higher income from credit cards and asset management; which offset: (iv) reduced income from underwriting operations in the period. In the comparison of the first six months of 2010 with the same period a year ago, the increase in income of 13.2% was basically the result of: (i) the strong performance of credit card operations, Banco Ibi income, merged in November 2009; (ii) higher asset management income; and (iii) the increase in loan operation income, which was basically driven by increased business volume and a larger client base, which expanded by some 1.5 million accounts in the last 12 months.

Personnel Expenses

In the second quarter of 2010, the R$118 million increase from the previous quarter was composed of the variations in the following components:

    · structural R$96 million, essentially related to: (i) lower concentration of vacations in the second quarter of 2010; and (ii) higher expenses with salaries and compulsory social charges, reflecting the organic growth in the period, with an increase in the number of service points and the associated new hires; and · non-structural R$22 million, basically related to higher expenses with provisions for labor claims and training.

In the comparison of the first six months of this year with the same period of last year, the R$598 million increase is explained by:

    · the R$342 million increase in the structural" portion, related primarily to: (i) higher expenses with salaries, charges and benefits, which were impacted by wage increases (6% increase resulting from the 2009 collective bargaining agreement); and (ii) the Banco Ibi merger; and

    · the R$256 million increase in the non-structural portion, resulting basically from: (i) the higher expenses with employee profit sharing; (ii) higher build in provisions for labor claims; and (iii) higher expenses with severance.

Note: Structural Expenses = Salaries + Compulsory Social Charges + Benefits + Private Pension.
    Non-Structural Expenses = Employee Profit Sharing (PLR) + Training + Labor Provision + Severance Expenses.

Administrative Expenses

In the second quarter of 2010, the 3.4% increase in administrative expenses in relation to the first six months of 2010 was mainly due to higher expenses with: (i) transportation; (ii) depreciation and amortization; and (iii) data processing; which was partially offset by: (iv) lower expenses with asset leasing. It is important to bear in mind that the business model (use of non-bank correspondents) results in higher variable expenses that, in most cases, are offset by increased income.

In the comparison with the first half of last year, the 22.7% increase is essentially due to: (i) the expansion in the Customer Service Network; (ii) the higher business volume; (iii) contract adjustments; and (iv) the impact of the Banco Ibi merger.

Other Income and Operating Expenses

Other operating expenses, net of other operating income, increased by R$38 million in the first quarter of 2010 in comparison with the previous quarter, mainly due to: (i) higher general expenses; which were partially offset by: (ii) the lower build in operating provisions.

In the comparison of the first six months of 2010 with same period a year ago, the R$267 million increase in other operating expenses net of other operating income basically reflects higher expenses with: (i) the build in operating provisions, especially for civil contingencies; (ii) goodwill amortization; and (iii) the operating expenses resulting from the Banco IBI merger in November 2009.

Income Tax and Social Contribution

In the second quarter of 2010, expenses with income tax and social contribution increased by R$151 million from the prior quarter, basically reflecting greater taxable income.

In the comparison of the first six months of 2010 with same period a year earlier, the increase of 50.8%, or R$731 million, was due to the higher operating income in the period.

Tax credits from prior periods, which result from the increase in the Social Contribution tax rate to 15%, are recorded in the financial statements up to the limit of the corresponding consolidated tax obligations. The unused balance currently stands at R$613 million. More details are available in note 34 to the Financial Statements.

Unrealized Gains

Unrealized gains totaled R$9,226 million in the second quarter of 2010, down R$1.685 million from the previous quarter. The variation reflected the drop recorded in capital markets (Ibovespa: - 13.4%), which affected equity investments, in particular our interest in Cielo.

Economic Scenario

The world economy has shown significant instability throughout the first half of this year. On the one hand, various signs point to consistent, albeit slow recoveries in production, consumption and employment. On the other hand, the high debt levels held by governments intensified fears of a more serious fiscal crisis in Europe, with repercussions in the region's banking system. Meanwhile, China has been adopting a series of measures to slow its economy, especially the construction industry, which could lead to lower demand for commodities and in turn adversely affect Brazil. In our view, the balance of these factors remains favorable, since, despite concerns with sovereign debt, European governments in general are currently implementing fiscal adjustments to assure balance in the medium term, and have developed mechanisms to extend loans to member countries and to improve liquidity in the banking industry, while a slowdown in the Chinese economy would help promote more balanced growth in the world economy. This situation should keep the more-adverse scenario at bay for the time being, with gradual but solid growth in the global economy most likely prevailing.

In Brazil, the start of the year registered some of the most formidable growth rates in economic activity, consumption and employment growth in recent years, which were fueled by the fiscal and monetary stimuli implemented in 2009 and the positive medium-term prospects. Investment remains one of the most important sources for sustaining GDP growth in the future, assuring job and income growth that, combined with the availability of credit, translates into a very favorable consumption outlook. This strong economic growth led to some increases in inflation, in the external deficit and, as a result, in interest rates, which were hiked in an attempt to rebalance supply and demand and avoid acceleration in inflation and external deficit. For the coming quarters, we expect more moderate GDP growth in Brazil, though still robust and sufficient to maintain and expand the gains in employment and income levels, along with a healthy growth rate for the country s economy in the medium term.

Given the strong GDP growth in the first quarter, we have revised upward our forecast for the year to 7.5%, which is the third-highest GDP growth rate in our sample of countries. Annual inflation measured by the IPCA consumer price index should remain at around 5.5%, while annual IGP- M inflation should end the year at 8.4%, responding to the stronger demand growth. Brazil's central bank should continue hiking the Selic basic interest rate to end the year at 11.25% in order to better align the excess supply with demand. However, despite the rate hikes, the country's strong social mobility, expansion in credit and lower unemployment should assure more reasonable growth prospects for the leading sectors of Brazil's economy.

Main Economic Indicators

Main Indicators (%)	2Q10	1Q10	4Q09	3Q09	2Q09	1Q09	4Q08	3Q08
Interbank Deposit Certificate (CDI)	2.22	2.02	2.12	2.18	2.37	2.89	3.32	3.21
Ibovespa	(13.41)	2.60	11.49	19.53	25.75	8.99	(24.20)	(23.80)
USD Commercial Rate	1.15	2.29	(2.08)	(8.89)	(15.70)	(0.93)	22.08	20.25
General Price Index - Market (IGP-M)	2.84	2.77	(0.11)	(0.37)	(0.32)	(0.92)	1.23	1.54
CPI (IPCA IBGE)	1.00	2.06	1.06	0.63	1.32	1.23	1.09	1.07
Federal Government Long-Term Interest Rate (TJLP)	1.47	1.47	1.48	1.48	1.54	1.54	1.54	1.54
Reference Interest Rate (TR)	0.11	0.08	0.05	0.12	0.16	0.37	0.63	0.55
Savings Accounts	1.62	1.59	1.56	1.63	1.67	1.89	2.15	2.06
Business Days (number)	62	61	63	65	61	61	65	66
Indicators (Closing Rate)	Jun10	Mar10	Dec09	Sep09	Jun09	Mar09	Dec08	Sep08
USD Commercial Selling Rate (R$)	1.8015	1.7810	1.7412	1.7781	1.9516	2.3152	2.3370	1.9143
Euro (R$)	2.2043	2.4076	2.5073	2.6011	2.7399	3.0783	3.2382	2.6931
Country Risk (points)	248	185	192	234	284	425	428	331
Basic Selic Rate Copom (% p.a.)	10.25	8.75	8.75	8.75	9.25	11.25	13.75	13.75
BM&F Fixed Rate (% p.a.)	11.86	10.85	10.46	9.65	9.23	9.79	12.17	14.43

Forecasts through 2012

%	2010	2011	2012
USD - Commercial Rate (year-end) - R$	1.80	1.90	1.95
Extended Consumer Price Index (IPCA)	5.5	4.7	4.5
General Price Index - Market (IGP-M)	8.4	4.9	4.5
Selic (year-end)	11.25	11.25	11.00
Gross Domestic Product (GDP)	7.5	4.5	4.4

Guidance

Bradesco s Outlook for 2010

This guidance contains forward-looking statements that are subject to risks and uncertainties, since they are based on Management's expectations and assumptions and on the information available to the market as of the present date.

Loan Portfolio	21 to 25%
Individuals	16 to 20%
Corporate	25 to 29%
SMEs	28 to 32%
Large Corporate	22 to 26%
Products
Vehicles	10 to 14%
Cards	9 to 13%
Real Estate Financing (origination)	R$7.5 bi
Payroll Deductible Loans	32 to 36%
Financial Margin(1)	14 to 18%
Fee and Commission Income	7 to 11%
Operating Expenses (2)	9 to 13%
Insurance Premiums	16 to 20%

(1)	Under current criterion, Guidance for Financial Margin; and
(2)	Administrative and Personnel Expenses

Statement of Income Book vs. Managerial vs. Adjusted

Analytical Breakdown of Statement of Book vs. Managerial Income vs. Adjusted

Second quarter of 2010

	R$ million
	2Q10
	Accounting Statement of Income	Reclassifications							Fiscal Hedge (8)	Managerial Statement of Income	Non-Recurring Effects (9)	Adjusted Statement of Income
		(1)	(2)	(3)	(4)	(5)	(6)	(7)
Financial Margin	8,527	(102)	41	(18)	(447)	-	-	-	46	8,047	-	8,047
PLL	(2,319)	-	-	-	268	(110)	-	-	-	(2,161)	-	(2,161)
Gross Income from Financial Intermediation	6,208	(102)	41	(18)	(179)	(110)	-	-	46	5,886	-	5,886
Income from Insurance, Private Pension Plan and Savings Bond Operations (*)	786	-	-	-	-	-	-	-	-	786	-	786
Fee and Commission Income	3,193	-	-	-	-	-	60	-	-	3,253	-	3,253
Personnel Expenses	(2,238)	-	-	-	-	-	-	-	-	(2,238)	-	(2,238)
Other Administrative Expenses	(2,662)	-	-	-	-	-	-	(76)	-	(2,738)	-	(2,738)
Tax Expenses	(729)	-	-	-	-	-	-	-	(5)	(734)	-	(734)
Companies	19	-	-	-	-	-	-	-	-	19	-	19
Other Operating Income/Expenses	(937)	102	(41)	18	179	-	(60)	76	-	(663)	75	(588)
Operating Income	3,640	-	-	-	-	(110)	-	-	41	3,571	75	3,646
Non-Operating Income	(122)	-	-	-	-	110	-	-	-	(12)	-	(12)
Income Tax / Social Contribution and Minority Interest	(1,113)	-	-	-	-	-	-	-	(41)	(1,154)	(25)	(1,179)
Net Income	2,405	-	-	-	-	-	-	-	-	2,405	50	2,455

(1)	Commission Expenses on the placement of loans and financing were reclassified from the item Other Operating Expenses to the item Financial Margin ;
(2)	Interest Income/Expenses from the insurance segment were reclassified from the item Other Operating Revenues/Expenses to the item Financial Margin ;
(3)	Interest Income/Expenses from the Financial Segment were reclassified from the item Other Operating Revenues/Expenses to the item Financial Margin ;
(4)

Revenue from Loan Recovery classified under the item "Financial Margin" ; Expenses with Discounts Granted classified under the item "Other Operating Revenues/Expenses" and Expenses with Write-offs of Leasing Operations classified under the item "Financial Margin" were reclassified to the item PDD Expenses - Allowance for Loan Losses ;

(5)	Losses from the Sale of Foreclosed Assets BNDU classified under the item "Non-Operating Income", were reclassified to the item PDD Expenses - Allowance for Loan Losses ;
(6)

Income from Commissions and Credit Card Fees, Insurance Premium Commissions and Insurance Policy Fees classified under the item "Other Operating Revenues/Expenses" were reclassified to the item "Fee and Commission Income";

(7)	Credit Card Operations Interchange Expenses classified under the item "Other Operating Revenues/Expenses" were reclassified to the item "Other Administrative Expenses";
(8)	The partial result of Derivatives used to hedge investments abroad, which simply cancels the tax effects (IR/CS and PIS/Cofins) of this hedge strategy in terms of Net Income; and
(9)	For more information see page 8 of this chapter.
(*)

Result of Insurance, Private Pension and Savings Bond Operations = Insurance, Private Pension and Savings Bond Retained Premiums – Variation in the Technical Provisions of Insurance, Private Pension Plans and Savings Bonds – Retained Claims Drawings and Redemption of Savings Bonds Selling Expenses with Insurance Plans, Private Pension Plans and Savings Bonds.

First quarter of 2010

	R$ million
	1Q10
	Accounting Statement of Income	Reclassifications							Fiscal Hedge (8)	Managerial Statement of Income	Non-Recurring Effects (9)	Adjusted Statement of Income
		(1)	(2)	(3)	(4)	(5)	(6)	(7)
Financial Margin	8,002	(105)	35	(60)	(240)	-	-	-	57	7,689	-	7,689
PLL	(2,159)	-	-	-	70	(99)	-	-	-	(2,188)	-	(2,188)
Gross Income from Financial Intermediation	5,843	(105)	35	(60)	(170)	(99)	-	-	57	5,501	-	5,501
Income from Insurance, Private Pension Plan and Savings Bond Operations (*)	583	-	-	-	-	-	-	-	-	583	-	583
Fee and Commission Income	3,080	-	-	-	-	-	44	-	-	3,124	-	3,124
Personnel Expenses	(2,120)	-	-	-	-	-	-	-	-	(2,120)	-	(2,120)
Other Administrative Expenses	(2,564)	-	-	-	-	-	-	(83)	-	(2,647)	-	(2,647)
Tax Expenses	(743)	-	-	-	-	-	-	-	(6)	(749)	-	(749)
Companies	29	-	-	-	-	-	-	-	-	29	-	29
Other Operating Income/Expenses	(1,322)	105	(35)	60	170	-	(44)	83	-	(983)	433	(550)
Operating Income	2,786	-	-	-	-	(99)	-	-	51	2,738	433	3,171
Non-Operating Income	(95)	-	-	-	-	99	-	-	-	4	-	4
Income Tax / Social Contribution and Minority Interest	(588)	-	-	-	-	-	-	-	(51)	(639)	(389)	(1,028)
Net Income	2,103	-	-	-	-	-	-	-	-	2,103	44	2,147

(1)	Commission Expenses on the placement of loans and financing were reclassified from the item "Other Operating Expenses" to the item "Financial Margin" ;
(2)	Interest Income/Expenses from the insurance segment were reclassified from the item "Other Operating Revenues/Expenses" to the item "Financial Margin" ;
(3)	Interest Income/Expenses from the Financial Segment were reclassified from the item "Other Operating Revenues/Expenses" to the item "Financial Margin" ;
(4)

Revenue from Loan Recovery classified under the item "Financial Margin" ; Expenses with Discounts Granted classified under the item "Other Operating Revenues/Expenses" and Expenses with Write-offs of Leasing Operations classified under the item "Financial Margin" were reclassified to the item "PDD Expenses - Allowance for Loan Losses";

(5)	Losses from the Sale of Foreclosed Assets – BNDU classified under the item "Non-Operating Income" were reclassified to the item "PDD Expenses - Allowance for Loan Losses";
(6)

Income from Commissions and Credit Card Fees, Insurance Premium Commissions and Insurance Policy Fees classified under the item "Other Operating Revenues/Expenses" were reclassified to the item "Fee and Commission Income";

(7)	Credit Card Operations Interchange Expenses classified under the item "Other Operating Revenues/Expenses" were reclassified to the item "Other Administrative Expenses";
(8)	The partial result of Derivatives used to hedge investments abroad, which simply cancels the tax effects (IR/CS and PIS/Cofins) of this hedge strategy in terms of Net Income; and
(9)	For more information see page 8 of this chapter.
(*)

Result of Insurance, Private Pension and Savings Bond Operations = Insurance, Private Pension and Savings Bond Retained Premiums – Variation in the Technical Provisions of Insurance, Private Pension Plans and Savings Bonds – Retained Claims – Drawings and Redemption of Savings Bonds – Selling Expenses with Insurance Plans, Private Pension Plans and Savings Bonds.

First half of 2010

	R$ million
	1H10
	Accounting Statement of Income	Reclassifications							Fiscal Hedge (8)	Managerial Statement of Income	Non-Recurring Effects (9)	Adjusted Statement of Income
		(1)	(2)	(3)	(4)	(5)	(6)	(7)
Financial Margin	16,529	(207)	76	(78)	(687)	-	-	-	103	15,736	-	15,736
PLL	(4,478)	-	-	-	338	(209)	-	-	-	(4,349)	-	(4,349)
Gross Income from Financial Intermediation	12,051	(207)	76	(78)	(349)	(209)	-	-	103	11,387	-	11,387
Income from Insurance, Private Pension Plan and Savings Bond Operations (*)	1,369	-	-	-	-	-	-	-	-	1,369	-	1,369
Fee and Commission Income	6,273	-	-	-	-	-	104	-	-	6,377	-	6,377
Personnel Expenses	(4,358)	-	-	-	-	-	-	-	-	(4,358)	-	(4,358)
Other Administrative Expenses	(5,226)	-	-	-	-	-	-	(159)	-	(5,385)	-	(5,385)
Tax Expenses	(1,472)	-	-	-	-	-	-	-	(11)	(1,483)	-	(1,483)
Companies	48	-	-	-	-	-	-	-	-	48	-	48
"Other Operating" Income/Expenses	(2,259)	207	(76)	78	349	-	(104)	159	-	(1,646)	508	(1,138)
Operating Income	6,426	-	-	-	-	(209)	-	-	92	6,309	508	6,817
Non-Operating Income	(217)	-	-	-	-	209	-	-	-	(8)	-	(8)
Income Tax / Social Contribution and Minority Interest	(1,701)	-	-	-	-	-	-	-	(92)	(1,793)	(414)	(2,207)
Net Income	4,508	-	-	-	-	-	-	-	-	4,508	94	4,602

(1)	Commission Expenses on the placement of loans and financing were reclassified from the item "Other Operating Expenses" to the item "Financial Margin" ;
(2)	Interest Income/Expenses from the insurance segment were reclassified from the item "Other Operating Revenues/Expenses" to the item "Financial Margin" ;
(3)	Interest Income/Expenses from the Financial Segment were reclassified from the item "Other Operating Revenues/Expenses" to the item "Financial Margin" ;
(4)

Revenue from Loan Recovery classified under the item "Financial Margin" ; Expenses with Discounts Granted classified under the item "Other Operating Revenues/Expenses" and Expenses with Write-offs of Leasing Operations classified under the item "Financial Margin" were reclassified to the item "PDD Expenses - Allowance for Loan Losses";

(5)	Losses from the Sale of Foreclosed Assets BNDU classified under the item "Non-Operating Income" were reclassified to the item "PDD Expenses - Allowance for Loan Losses";
(6)

Income from Commissions and Credit Card Fees, Insurance Premium Commissions and Insurance Policy Fees classified under the item "Other Operating Revenues/Expenses" were reclassified to the item "Fee and Commission Income";

(7)	Credit Card Operations Interchange Expenses classified under the item "Other Operating Revenues/Expenses" were reclassified to the item "Other Administrative Expenses" ;
(8)	The partial result of Derivatives used to hedge investments abroad, which simply cancels the tax effects (IR/CS and PIS/Cofins) of this hedge strategy in terms of Net Income; and
(9)	For more information see page 8 of this chapter.
(*)

Result of Insurance, Private Pension and Savings Bond Operations = Insurance, Private Pension and Savings Bond Retained Premiums – Variation in the Technical Provisions of Insurance, Private Pension Plans and Savings Bonds – Retained Claims – Drawings and Redemption of Savings Bonds – Selling Expenses with Insurance Plans, Private Pension Plans and Savings Bonds.

First half of 2009

	R$ million
	1H09
	Accounting Statement of Income	Reclassifications							Fiscal Hedge (8)	Managerial Statement of Income	Non-Recurring Effects (9)	Adjusted Statement of Income
		(1)	(2)	(3)	(4)	(5)	(6)	(7)
Financial Margin	16,748	(229)	35	(300)	(493)	-	-	-	(1,086)	14,675	-	14,675
PLL	(7,324)	-	-	-	(36)	-	-	-	-	(7,360)	1,480	(5,880)
Gross Income from Financial Intermediation	9,424	(229)	35	(300)	(529)	-	-	-	(1,086)	7,315	1,480	8,795
Income from Insurance, Private Pension Plan and
Savings Bond Operations (*)	1,066	-	-	-	-	-	-	-	-	1,066	-	1,066
Fee and Commission Income	5,698	-	-	-	-	(123)	59	-	-	5,634	-	5,634
Personnel Expenses	(3,760)	-	-	-	-	-	-	-	-	(3,760)	-	(3,760)
Other Administrative Expenses	(4,326)	-	-	-	-	123	-	(185)	-	(4,388)	-	(4,388)
Tax Expenses	(1,320)	-	-	-	-	-	-	-	118	(1,202)	-	(1,202)
Companies	19	-	-	-	-	-	-	-	-	19	-	19
Other Operating Income/Expenses	(2,231)	229	(35)	300	326	-	(59)	185	-	(1,285)	414	(871)
Operating Income	4,570	-	-	-	(203)	-	-	-	(968)	3,399	1,894	5,293
Non-Operating Income	1,905	-	-	-	203	-	-	-	-	2,108	(1,999)	109
Income Tax / Social Contribution and Minority Interest	(2,455)	-	-	-		-	-	-	968	(1,487)	37	(1,450)
Net Income	4,020	-	-	-	-	-	-	-	-	4,020	(68)	3,952

(1)	Commission Expenses on the placement of loans and financing were reclassified from the item "Other Operating Expenses" to the item "Financial Margin" ;
(2)	Interest Income/Expenses from the insurance segment were reclassified from the item "Other Operating Revenues/Expenses" to the item "Financial Margin" ;
(3)	Interest Income/Expenses from the Financial Segment were reclassified from the item "Other Operating Revenues/Expenses" to the item "Financial Margin" ;
(4)

Revenue from Loan Recovery classified under the item "Financial Margin" ; Expenses with Discounts Granted classified under the item "Other Operating Revenues/Expenses" and Expenses with Write-offs of Leasing Operations classified under the item "Financial Margin" were reclassified to the item "PDD Expenses - Allowance for Loan Losses";

(5)	Outsourced services expenses classified under item "Other Administrative Expenses" were reclassified to item "Fee and Commission Income";
(6)

Income from Commissions and Credit Card Fees, Insurance Premium Commissions and Insurance Policy Fees classified under the item "Other Operating Revenues/Expenses" were reclassified to the item "Fee and Commission Income";

(7)	Credit Card Operations Interchange Expenses classified under the item "Other Operating Revenues/Expenses" were reclassified to the item "Other Administrative Expenses";
(8)	The partial result of Derivatives used to hedge investments abroad, which simply cancels the tax effects (IR/CS and PIS/Cofins) of this hedge strategy in terms of Net Income; and
(9)	For more information see page 8 of this chapter.
(*)

Result of Insurance, Private Pension and Savings Bond Operations = Insurance, Private Pension and Savings Bond Retained Premiums – Variation in the Technical Provisions of Insurance, Private Pension Plans and Savings Bonds – Retained Claims – Drawings and Redemption of Savings Bonds – Selling Expenses with Insurance Plans, Private Pension Plans and Savings Bonds.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 28, 2010

BANCO BRADESCO S.A.

By:	/S/ Domingos Figueiredo de Abreu
Domingos Figueiredo de Abreu Executive Vice-President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.